SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: April 8, 2011
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     On April 13, 2011, Navios Maritime Partners L.P. (“Navios”) issued a press release announcing the closing on April 13, 2011 of its follow-on offering of 4,600,000 common units at $19.68 per common unit, which includes the full exercise of the underwriters’ over-allotment option, raising gross proceeds of approximately $90.5 million. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     On April 8, 2011, Navios entered into an Underwriting Agreement with the underwriters identified therein in connection with its public offering. A copy of the executed Underwriting Agreement is filed as Exhibit 1.1 as part of this Report and is incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. is filed as Exhibit 5.1 as part of this Report.
     The information contained in this Report is hereby incorporated by reference into the Registration Statements on Form F-3,
File Nos.  333-157000, 333-173367 and 333-170284.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: April 15, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Underwriting Agreement dated April 8, 2011

5.1	Opinion of Reeder & Simpson P.C. dated April 13, 2011

99.1	Press Release dated April 13, 2011